Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $250,000 Buffered iShares® MSCI KLD 400 Social ETF-Linked Notes due 2023 guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (March 30, 2023) is based on the performance of the iShares® MSCI KLD 400 Social ETF (ETF) as measured from the trade date (March 21, 2022) to and including the determination date (March 27, 2023).

The return on your notes is linked to the performance of the ETF, and not to that of the MSCI KLD 400 Social Index (index) on which the ETF is based. The ETF follows a strategy of “representative sampling”, which means the ETF’s holdings are not the same as those of its index. The performance of the ETF may significantly diverge from that of its index.

If the final ETF level on the determination date is greater than the initial ETF level of $85.35, the return on your notes will be positive and will equal the ETF return, subject to the maximum settlement amount of $1,131.5 for each $1,000 face amount of your notes.

If the final ETF level declines by up to 15% from the initial ETF level, you will receive the face amount of your notes. If the final ETF level declines by more than 15% from the initial ETF level, the return on your notes will be negative and will equal the ETF return plus 15%. You could lose a significant portion of the face amount of your notes.

To determine your payment at maturity, we will calculate the ETF return, which is the percentage increase or decrease in the final ETF level from the initial ETF level. At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●

if the ETF return is positive (the final ETF level is greater than the initial ETF level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the ETF return, subject to the maximum settlement amount;

●	if the ETF return is zero or negative but not below -15% (the final ETF level is equal to the initial ETF level or is less than the initial ETF level, but not by more than 15%), $1,000; or
●

if the ETF return is negative and is below -15% (the final ETF level is less than the initial ETF level by more than 15%), the sum of (i) $1,000 plus (ii) the product of (a) the sum of the ETF return plus 15% times (b) $1,000. You will receive less than the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $999 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	March 24, 2022	Original issue price:	100% of the face amount
Underwriting discount:	0% of the face amount	Net proceeds to the issuer:	100% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 5,858 dated March 21, 2022.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $999 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $1 per $1,000 face amount).

Prior to September 21, 2022, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through September 20, 2022). On and after September 21, 2022, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•General terms supplement no. 2,913 dated June 17, 2021

•Prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

TERMS AND CONDITIONS

CUSIP / ISIN: 40057LK26 / US40057LK263

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underlier: the iShares® MSCI KLD 400 Social ETF (current Bloomberg symbol: “DSI UP Equity”), or any successor underlier, as it may be modified, replaced or adjusted from time to time as provided herein

Underlying index: with respect to the iShares® MSCI KLD 400 Social ETF, the MSCI KLD 400 Social Index

Face amount: $250,000 in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date.

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount: On the stated maturity date, the company will pay, for each $1,000 of the outstanding face amount, an amount, if any, in cash equal to the cash settlement amount.

Cash settlement amount:

●	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;
●

if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return;

●	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or
●

if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount

Initial underlier level: $85.35

Final underlier level: the closing level of the underlier on the determination date, subject to adjustment as provided in “— Consequences of a market disruption event or non-trading day” and “— Discontinuance or modification of the underlier” below

Cap level: 113.15% of the initial underlier level

Maximum settlement amount:  $1,131.5

Upside participation rate: 100%

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Buffer level: 85% of the initial underlier level

Buffer rate: 100%

Buffer amount: 15%

Trade date: March 21, 2022

Original issue date: March 24, 2022

Determination date: March 27, 2023, unless the calculation agent determines that a market disruption event occurs or is continuing on such day or such day is not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If a market disruption event occurs or is continuing on the day that is the last possible determination date or such last possible day is not a trading day, that day will nevertheless be the determination date.

Stated maturity date: March 30, 2023, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day. The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Closing level: for any given trading day, the closing sale price or last reported sale price, regular way, for the underlier, on a per-share or other unit basis:

●	on the principal national securities exchange on which that underlier is listed for trading on that day, or
●	if the underlier is not listed on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of that underlier.

If the underlier is not listed or traded as described above, then the closing level for the underlier on any day will be the average, as determined by the calculation agent, of the bid prices for the underlier obtained from as many dealers in the underlier selected by the calculation agent as will make those bid prices available to the calculation agent.  The number of dealers need not exceed three and may include the calculation agent or any of its or the company’s affiliates.

The closing level is subject to adjustment as described under “— Anti-dilution adjustments” below.

Trading day: a day on which (i) the exchange on which the underlier has its primary listing is open for trading and (ii) the price of one share of the underlier is quoted by the exchange on which such underlier has its primary listing

Successor underlier: any substitute underlier approved by the calculation agent as a successor underlier as provided under “— Discontinuance or modification of the underlier” below

Underlier investment advisor: at any time, the person or entity, including any successor investment advisor, that serves as an investment advisor to the underlier as then in effect

Underlier stocks: at any time, the stocks that comprise the underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to the underlier:

●

a suspension, absence or material limitation of trading in the underlier on its primary market for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

●

a suspension, absence or material limitation of trading in option or futures contracts relating to the underlier in the primary market for those contracts for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

●	the underlier does not trade on what was the primary market for the underlier, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

●	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
●	a decision to permanently discontinue trading in option or futures contracts relating to the underlier.

For this purpose, an “absence of trading” in the primary securities market on which shares of the underlier are traded, or on which option or futures contracts, if available, relating to the underlier are traded, will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in shares of the underlier or in option or futures contracts, if available, relating to the underlier in the primary market for the underlier or those contracts, by reason of:

●	a price change exceeding limits set by that market,
●	an imbalance of orders relating to the shares of the underlier or those contracts, or
●	a disparity in bid and ask quotes relating to the shares of the underlier or those contracts,

will constitute a suspension or material limitation of trading in shares of the underlier or those contracts in that market.

Consequences of a market disruption event or a non-trading day: If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination date” above.

If the calculation agent determines that the closing level of the underlier that must be used to determine the cash settlement amount is not available on the last possible determination date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or modification of the underlier” below), the calculation agent will nevertheless determine the closing level of the underlier based on its assessment, made in its sole discretion, of the level of the underlier on that day.

Discontinuance or modification of the underlier: If the underlier is delisted from the exchange on which the underlier has its primary listing and the underlier investment advisor or anyone else publishes a substitute underlier that the calculation agent determines is comparable to the underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the amount payable on the stated maturity date by reference to such successor underlier.

If the calculation agent determines that the underlier is delisted or withdrawn from the exchange on which the underlier has its primary listing and there is no successor underlier, the calculation agent will determine the amount payable on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the underlier.

If the calculation agent determines that the underlier, the underlier stocks or the method of calculating the underlier is changed at any time in any respect — including any split or reverse split of the underlier, a material change in the investment objective of the underlier and any addition, deletion or substitution and any reweighting or rebalancing of the underlier stocks and whether the change is made by the underlier investment advisor under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason —then the calculation agent will be permitted (but not required) to make such adjustments in the underlier or the method of its calculation as it believes are appropriate to ensure that the final underlier level, used to determine the amount payable on the stated maturity date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution adjustments: The calculation agent will have discretion to adjust the closing level of the underlier if certain events occur (including those described above under “— Discontinuance or modification of the underlier”). In the event that any event other than a delisting or withdrawal from the relevant exchange occurs, the calculation agent shall determine whether and to what extent an adjustment should be made to the level of the underlier or any other term. The calculation agent shall have no obligation to make an adjustment for any such event.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as a pre-paid derivative contract in respect of the underlier.

Overdue principal rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; the underlier level on any day throughout the life of the notes, including the final underlier level on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100%
Cap level	113.15% of the initial underlier level
Maximum settlement amount	$1,131.5
Buffer level	85% of the initial underlier level
Buffer rate	100%
Buffer amount	15%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting the underlier, any of the underlier stocks or the policies of the underlier’s investment advisor or the method by which the underlying index sponsor calculates its underlying index

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	113.150%
175.000%	113.150%
150.000%	113.150%
113.150%	113.150%
110.000%	110.000%
105.000%	105.000%
100.000%	100.000%
95.000%	100.000%
93.000%	100.000%
90.000%	100.000%
85.000%	100.000%
75.000%	90.000%
50.000%	65.000%
25.000%	40.000%
0.000%	15.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 40.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 60.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final underlier level were determined to be 0.000% of the initial underlier level, you would lose 85.000% of your investment in the notes. In addition, if the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 113.150% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 113.150% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels are expressed as percentages of the initial underlier level. The chart shows that any hypothetical final underlier level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 113.150% (the section right of the 113.150% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-11.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 2,913. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 2,913.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose a Substantial Portion of Your Investment in the Notes

You can lose a substantial portion of your investment in the notes. The cash payment on your notes on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level to the closing level on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) the sum of the underlier return plus the buffer amount times (ii) $1,000. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

●	the level of the underlier;
●	the volatility – i.e., the frequency and magnitude of changes – in the closing level of the underlier;
●	the dividend rates of the underlier stocks;
●

economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier;

●	interest rates and yield rates in the market;
●	the time remaining until your notes mature; and
●

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underlier based on its historical performance.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the maximum settlement amount. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlier or the Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the underlier and received the distributions paid on the shares of the underlier. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underlier. See “—You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underlier or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier or the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier or the underlier stocks or any other rights of a holder of any shares of the underlier or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Additional Risks Related to the Underlier

Except to the Extent GS&Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of, the Underlier, There Is No Affiliation Between the Underlier Investment Advisor and Us

GS&Co. and one or more of our other affiliates may act, from time to time, as authorized participants in the distribution of shares of the underlier, and, at any time, may hold shares of the underlier. Goldman Sachs is not otherwise affiliated with the underlier investment advisor or the issuers of the underlier stocks. Our affiliates may currently or from time to time in the future engage in business with issuers of the underlier stocks. Nevertheless, neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underlier, its underlying index or the issuers of the underlier stocks. You, as an investor in the notes, should make your own investigation into the underlier, its underlying index and the issuers of the underlier stocks.

Neither the underlier investment advisor nor any issuer of the underlier stocks are involved in the offering of the notes in any way and none of them have any obligation of any sort with respect to the notes. Neither the underlier investment advisor nor any such issuer have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of the notes.

The Policies of the Underlier’s Investment Advisor, BlackRock Fund Advisors, and the Sponsor of Its Underlying Index, MSCI, Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s investment advisor, BlackRock Fund Advisors (“BFA,” or the “underlier investment advisor”) may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the underlier investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of securities in the underlier and the manner in which changes affecting its underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the underlier investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the underlier investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be GS & Co. — may determine the closing level of the underlier on the determination date — and thus the amount payable on the stated maturity date — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level on the determination date and the amount payable on your notes more fully under “Terms and Conditions — Discontinuance or modification of the underlier” on page PS-5 of this pricing supplement.

In addition, MSCI (the “underlying index sponsor”) owns the underlying index and is responsible for the design and maintenance of the underlying index. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

There is No Assurance That an Active Trading Market Will Continue for the Underlier or That There Will Be Liquidity in Any Such Trading Market; Further, the Underlier is Subject to Management Risks, Securities Lending Risks and Custody Risks

Although the underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor may select up to 10% of the underlier’s assets to be invested in securities (including other funds) not included in its underlying index and in money market instruments.  The underlier is also not actively managed and may be affected by a general decline in market segments relating to its underlying index. The underlier investment advisor invests in securities included in, or representative of, its underlying index regardless of their investment merits. The underlier investment advisor does not attempt to take defensive positions in declining markets. In addition, the underlier’s investment advisor may be permitted to engage in securities lending with respect to a portion of an underlier's total assets, which could subject the underlier to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, the underlier is subject to listing standards adopted by NYSE Arca. There can be no assurance that the underlier will continue to meet the applicable listing requirements, or that the underlier will not be delisted.

The Underlier and Its Underlying Index are Different and the Performance of the Underlier May Not Correlate with the Performance of Its Underlying Index

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of its underlying index. The underlier may not hold all or substantially all of the equity securities included in its underlying index and may hold securities or assets not included in its underlying index. Therefore, while the performance of the underlier is generally linked to the performance of its underlying index, the performance of the underlier is also linked in part to shares of equity securities not included in its underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the underlier investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in its underlying index, rounding of prices, changes to its underlying index and regulatory requirements may cause tracking error, which is the divergence of the underlier’s performance from that of its underlying index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of its underlying index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and its underlying index. Finally, because the shares of the underlier are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of its underlying index. Consequently, the return on the notes will not be the same as investing directly in the underlier or in its underlying index or in the underlier stocks or in its underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of its underlying index.

There Is No Guarantee that the Underlying Index Methodology Will Successfully Target Companies that Exhibit Positive or Favorable ESG Characteristics

The underlier is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of its underlying index. The underlying index methodology attempts to target U.S. companies that have positive environmental, social and governance (ESG) ratings and to exclude companies whose products or services have negative social or environmental impacts. However, there is no guarantee that the composition of the underlier or its underlying index will satisfy any present or future investor expectations or requirements regarding the ESG characteristics of the companies included in the underlying index. For example, the underlying index methodology was recently updated to include additional business involvement criteria based on MSCI Climate Change Metrics and the ESG ratings methodology was recently updated so that the weight on the governance pillar in the MSCI ESG key issue hierarchy will be floored at a minimum value of 33%. We are not endorsing or validating the ESG methodology used by the underlying index. If the ESG characteristics of the companies included in the underlier or its underlying index is a factor in an investor’s decision to invest in notes, investors should consult with their legal or other advisers before making an investment in the notes.

The Underlier and its Underlying Index May Not Be Successful And May Underperform Alternative Strategies

The underlier is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of its underlying index. There can be no assurance that the underlier or its underlying index will achieve positive returns over any period. At each quarterly index review, the underlying index sponsor, MSCI, selects the constituents of the underlying index from the constituents of the MSCI USA Investable Market Index (“MSCI USA IMI Index”) based on a multi-step eligibility assessment and underlying index construction process, as described below. Therefore, the determination as to which constituents of the MSCI USA IMI Index will be included in the underlying index for each quarterly period will be made solely by MSCI. In general, if the constituents of the underlying index appreciate over a period, the level of the underlying index will increase, and if they depreciate over that period, the level of the underlying index will decrease, perhaps significantly. However, there is no guarantee that the underlying index, and, therefore, the underlier, will outperform the MSCI USA IMI Index or equity markets generally, and the performance of the underlying index, and, therefore, the underlier, may be less favorable than alternative strategies that could have been implemented, including strategies adopting different, rules-based criteria or without determinations made by MSCI.

The Underlying Index Follows a Particular Methodology, Which May Differ Significantly From Alternative Approaches And Investor Expectations

The underlier is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of its underlying index. The underlying index follows a specific methodology, with determinations made by MSCI as to which constituents of the MSCI USA IMI Index will be selected as constituents of the underlying index for a given quarterly period.  The underlying index methodology was developed by MSCI and may differ substantially from alternative strategies with similar objectives.  Decisions to include or exclude constituents of the underlying index will be made solely by MSCI, and such decisions will affect the performance of the underlying index, and therefore the performance of the underlier, on an ongoing basis.  Additionally, MSCI will make decisions regarding the constituents of the underlying index at its own discretion, without regard to investor expectations.  These decisions will affect the securities held by the underlier. For example, pursuant to the “MSCI ESG Business Involvement Screening Research” or “MSCI Climate Change Metrics”, MSCI determines which companies to exclude from eligibility based on MSCI’s assessment of their levels of involvement in certain industries. Pursuant to the “MSCI ESG Ratings”, MSCI can exercise discretion in determining that a company does not have a sufficiently positive ESG rating to be considered for inclusion in the underlying index. Additionally, pursuant to the “MSCI ESG Controversies Scores”, MSCI can exercise discretion in determining that a company has experienced a controversy and in evaluating the severity of a controversy, which could lead to exclusion of that company from the underlying index. Neither we nor you will have any ability to impact decisions made by MSCI regarding the constituents of the underlying index, and the underlying index may include constituents, and the underlier may hold securities, that differ significantly from those of alternative strategies with similar objectives.  The underlying index, and therefore the underlier, may underperform such alternative strategies, perhaps significantly.

Risks Related to Tax

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The shares of the iShares® MSCI KLD 400 Social ETF (the “ETF”) are issued by iShares® Trust (the “trust”), a registered investment company.

•

The ETF is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the total return version of the MSCI KLD 400 Social Index (the “index”);

•	BlackRock Fund Advisors (“BFA”) currently serves as the investment advisor to the ETF;
•	The ETF’s shares trade on the NYSE Arca under the ticker symbol “DSI”;
•	The trust’s SEC CIK Number is 0001100663;
•	The ETF’s inception date was November 14, 2006; and
•	The ETF’s shares are issued or redeemed only in creation units of 50,000 shares or multiples thereof.

We obtained the following fee information from the iShares® website without independent verification. The investment advisor is entitled to receive a management fee from the ETF based on a percentage of the ETF’s average daily net assets, at the annual rate of 0.25%. As of December 31, 2021, the aggregate expense ratio of the ETF was 0.25% per annum.

The investment advisory agreement of the ETF provides that BFA will pay all operating expenses of the ETF, except the management fees, interest expenses, taxes, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions, including brokerage expenses, distribution fees or expenses, litigation expenses and extraordinary expenses.

For additional information regarding the trust or BFA, please consult the reports (including the Semi-Annual Report to Shareholders on Form N-CSRS for the period ended October 31, 2021) and other information the trust files with the SEC. In addition, information regarding the ETF (including the top ten holdings and weights and sector weights) may be obtained from the iShares® website at ishares.com/us/products/239667/ishares-msci-kld-400-social-etf. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

The ETF seeks to track the investment results, before fees and expenses, of the index. The ETF’s investment objective may be changed without shareholder approval. The ETF may lend securities representing up to one-third of the value of the ETF's total assets (including the value of the collateral received).

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Representative Sampling

BFA uses a representative sampling strategy to attempt to track the performance of the index. For the ETF, this strategy involves investing in a representative sample of securities that collectively have an investment profile similar to that of the index. The securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the index.

The ETF generally invests at least 90% of its assets in securities of the index and in depositary receipts representing securities of the index. The ETF may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds affiliated with BFA, as well as in securities not included in the index, but which BFA believes will help the ETF track the index. Cash and cash equivalent investments associated with a derivative position will be treated as part of that position for the purposes of calculating investments not included in the index. Also, the ETF may lend securities representing up to one-third of the value of the ETF's total assets (including the value of the collateral received).

Tracking Error

The performance of the ETF and the index may vary due to a variety of factors, including differences between the securities and other instruments held in the ETF’s portfolio and those included in the index, pricing differences, transaction costs incurred by the ETF, the ETF’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, the requirements to maintain pass-through tax treatment, portfolio transactions carried out to minimize the distribution of capital gains to shareholders, changes to the index or the costs to the ETF of complying with various new or existing regulatory requirements. Tracking error also may result because the ETF incurs fees and expenses, while the index does not. The ETF’s use of a representative sampling strategy can be expected to produce a greater tracking error over a period of time than would result if the ETF used an indexing strategy in which an exchange traded fund invests in substantially all of the securities in its index in approximately the same proportions as in the index.

Industry Concentration Policy

The ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the index is concentrated in that industry or group of industries.

MSCI KLD 400 Social Index

The MSCI KLD 400 Social Index:

•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	was launched in May 1990 at an initial value of 100 as the Domini 400 Social Index; and
•	is maintained by MSCI Inc. (“MSCI”).

The MSCI KLD 400 Social Index is a free-float adjusted market capitalization weighted index of 400 securities selected from the MSCI USA Investable Market Index (“MSCI USA IMI Index”) that provides exposure to companies that have positive environmental, social and governance (“ESG”) ratings and excludes companies whose products have negative social or environmental impacts. The MSCI USA IMI Index is a free-float adjusted market capitalization weighted index of large-, mid- and small-cap U.S. companies. The ETF tracks the performance of the total return version of the MSCI KLD 400 Social Index. For more information about total return calculations, see “MSCI USA IMI Index – Total Return Methodology” below. Additional information about the index is available on the following website: msci.com/index-methodology. We are not incorporating by reference the website listed above or any material it includes in this pricing supplement.

Constructing the MSCI KLD 400 Social Index

The applicable universe for the MSCI KLD 400 Social Index is the MSCI USA IMI Index. For more information about the MSCI USA IMI Index, see “Construction of the MSCI USA IMI Index” below.

The MSCI KLD 400 Social Index uses the following research provided by MSCI ESG Research to construct the index, each of which is described in more detail below:

•	MSCI ESG Business Involvement Screening Research;
•	MSCI Climate Change Metrics;
•	MSCI ESG Ratings; and
•	MSCI ESG Controversies.

MSCI ESG Research is a subsidiary of MSCI and is an independent provider of ESG data, reports and ratings based on published methodologies and available to clients on a subscription basis.

Controversial Business Involvement and Climate Change Exclusion Criteria

Using a combination of inputs including industry classifications, business descriptions, and keyword searches in company annual reports and regulatory filings, MSCI ESG Research identifies issuers that could have potential involvement in the industries set forth below using MSCI ESG Business Involvement Screening Research and MSCI Climate Change Metrics. Companies that meet any of the business involvement criteria set forth below are excluded from the MSCI KLD 400 Social Index.

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Alcohol. All companies deriving 5% or more revenue from the production of alcohol-related products; and all companies deriving 15% or more aggregate revenue from the production, distribution, retail and supply of alcohol-related products.

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Gambling. All companies deriving 5% or more revenue from ownership of operation of gambling-related business activities; and all companies deriving 15% or more aggregate revenue from gambling-related business activities.

•	Tobacco. All companies classified as “producer”; and all companies deriving 5% or more aggregate revenue from the production, distribution, retail, supply and licensing of tobacco-related products.
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Nuclear Weapons. All companies: (a) that manufacture nuclear warheads, and/or whole nuclear missiles; (b) that manufacture components that were developed or are significantly modified for exclusive use in nuclear weapons (warheads and missiles); (c) that manufacture or assemble delivery platforms that were developed or significantly modified for the exclusive delivery of nuclear weapons; (d) that provide auxiliary services related to nuclear weapons; (e) that manufacture components that were not developed or not significantly modified for exclusive use in nuclear weapons (warheads and missiles) but can be used in nuclear weapons; (f) that manufacture or assemble delivery platforms that were not developed or not significantly modified for the exclusive delivery of nuclear weapons but have the capability to deliver nuclear weapons; or (g) that manufacture components for nuclear-exclusive delivery platforms.

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Controversial Weapons. All companies with any tie to “controversial weapons” (including cluster munitions, landmines, depleted uranium weapons, biological/chemical weapons, blinding lasers, non-detectable fragments and incendiary weapons).

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Conventional Weapons. All companies deriving 5% or more revenue from the production of conventional weapons and components; and all companies deriving 15% or more aggregate revenue from weapons systems, components, and support systems and services.

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Civilian Firearms. All companies with any tie to Civilian Firearms, covering the production and distribution (wholesale or retail) of firearms or small arms ammunitions intended for civilian use, as well as ownership of or by another company with involvement. It does not include companies that cater to the military, government, and law enforcement markets.

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Nuclear Power. All companies (a) generating 5% or more of their total electricity from nuclear power in a given year; (b) having 5% or more of installed capacity attributed to nuclear sources in a given fiscal year; and (c) deriving 15% or more aggregate revenue from nuclear power activities.

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Adult Entertainment. All companies deriving 5% or more revenue from the production of adult entertainment materials; and all companies deriving 15% or more aggregate revenue from the production, distribution and retail of adult entertainment materials.

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Genetically Modified Organisms (“GMO”). All companies deriving 5% or more revenue from activities like genetically modifying plants, such as seeds and crops, and other organisms intended for agricultural use or human consumption.

•	Fossil Fuel Reserves Ownership. All companies with evidence of owning proven and probable coal reserves and/or proven oil and natural gas reserves used for energy purposes.
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Fossil Fuel Extraction. All companies deriving any revenue (either reported or estimated) from thermal coal mining or unconventional oil and gas extraction (revenue from the mining of thermal coal and its sale to external parties. It does not cover revenue from metallurgical coal, coal mined for internal power generation (e.g., in the case of vertically integrated power producers), intra-company sales of mined thermal coal (including lignite, bituminous, anthracite and steam coal) and revenue from coal trading) or unconventional oil and gas extraction (revenue from oil sands, oil shale (kerogen-rich deposits), shale gas, shale oil, coal seam gas and coal bed methane. It does not cover all types of conventional oil and gas production including Arctic onshore/offshore, deep water, shallow water and other onshore/offshore).

•	Thermal Coal Power. All companies deriving 5% or more revenue (either reported or estimated) from thermal coal-based power generation.

If this initial review process identifies the potential for involvement in such industries, an analyst will review the company’s regulatory filings, annual reports and website and third-party sources, including news, media and non-governmental organizations, to determine if the company is in fact involved in one of the covered activities.

Corporate Actions

MSCI ESG Research analysts review and incorporate corporate actions into business involvement screens following the event’s completion. Corporate events include: acquisitions, consolidations, mergers, name changes, public offerings and spinoffs.

Additions and Deletions

Companies are removed from the MSCI ESG Research Business Involvement Screens if MSCI ESG Research determines conclusively that the company is no longer involved with the relevant activity described above. Additionally, in the event that there is no conclusive evidence of either continued involvement or a discontinuation of involvement in a subject activity, MSCI ESG Research retains a company’s involvement flags for up to three years. After this period, if there is no evidence of continued involvement, MSCI ESG Research considers the company no longer involved.

Revenue

MSCI ESG Research provides company revenue percentages for companies with certain types of business activity in order to determine if the amount of revenue a company generates from that business activity exceeds the thresholds set forth above. Where the revenue for a covered business activity is not disclosed by a company and is not available through other publicly available sources, MSCI ESG Research provides an estimate of the extent of companies’ involvement in the subject activity using the following approach. First, MSCI ESG Research identifies the reported business segment of the business involvement activity. Then, the other activities in that segment are determined and considered in order to calculate the estimated revenue for the business involvement activity.  All available disclosures are considered in making this calculation. In the absence of information indicating otherwise, MSCI ESG Research assumes that product lines are of equal weight in terms of revenue contribution.

Sources

In making its determinations, MSCI ESG Research uses a variety of sources, including company websites, company annual reports and regulatory filings, media search services, business directories, non-governmental organization reports and websites, government agencies and disclosures, financial data providers, and direct communication with companies.

MSCI ESG Ratings

MSCI ESG Ratings are intended to measure how well companies manage their environmental, social and governance risks and opportunities. MSCI ESG Ratings provides an overall company ESG rating based on a seven-point scale from ‘AAA’ (best) to ‘CCC’ (worst). Existing constituents of the MSCI KLD 400 Social Index are required to have an MSCI ESG Rating above B to remain in the index, while companies that are currently not constituents of the MSCI KLD 400 Social Index are required to have an MSCI ESG rating above BB to be eligible for inclusion.

Summary Methodology for ESG Ratings

In order to determine a company’s MSCI ESG Rating, MSCI ESG Ratings completes the following steps, each of which is described in more detail below:

•	Step 1: Identify the material ESG risks and opportunities within the relevant GICS sub-industry, which are referred to as “key issues”;
•	Step 2: Determine the weight assigned to each key issue;
•	Step 3: For each key issue applicable to a company, determine the key issue scores;
•	Step 4: Calculate the company’s MSCI ESG Rating.

Determining material industry ESG risks and opportunities

The first step in determining a company’s MSCI ESG Rating is identifying the ESG risks and opportunities within a particular GICS sub-industry. The MSCI ESG Ratings model focuses on risks and opportunities that are determined to be material for a GICS sub-industry. A risk is material to a GICS sub-industry when it is likely that companies in a given GICS sub-industry will incur substantial costs in connection with it. An opportunity is material to a GICS sub-industry when it is likely that companies in a given GICS sub-industry could capitalize on it for profit. MSCI identifies material risks and opportunities for each GICS sub-industry through a quantitative model that looks at ranges and average values for each GICS sub-industry for externalized impacts such as carbon intensity, water intensity, and injury rates. Once identified, these key issues are assigned to each GICS sub-industry and company. The table below displays the MSCI ESG key issue hierarchy.

3 Pillars	10 Themes	37 ESG Key Issues
Environment	Climate Change	Carbon Emissions Product Carbon Footprint	Financing Environmental Impact Climate Change Vulnerability
	Natural Capital	Water Stress Biodiversity & Land Use	Raw Material Sourcing
	Pollution & Waste	Toxic Emissions & Waste Packaging Material & Waste	Electronic Waste
	Environmental Opportunities	Opportunities in Clean Tech Opportunities in Green Building	Opportunities in Renewable Energy
Social	Human Capital	Labor Management Health & Safety	Human Capital Development Supply Chain Labor Standards
	Product Liability	Product Safety & Quality Chemical Safety Financial Product Safety	Privacy & Data Security Responsible Investment Health & Demographic Risk
	Stakeholder Opposition	Controversial Sourcing Community Relations
	Social Opportunities	Access to Communications Access to Finance	Access to Health Care Opportunities in Nutrition & Health
Governance	Corporate Governance	Ownership & Control Board	Pay Accounting
	Corporate Behavior	Business Ethics Tax Transparency

Setting Key Issue Weights

Once the key issues have been selected for a GICS sub-industry, MSCI ESG Research sets the weights that determine each key issue’s contribution to the overall MSCI ESG Rating for a company. Each key issue typically comprises 5-30% of the total MSCI ESG Rating. The weightings take into account both the contribution of the GICS sub-industry, relative to all other GICS sub-industries, to the negative or positive impact on the environment or society, as well as the time frame within which it is expected that the risk or opportunity for companies in the GICS sub-industry will materialize, as illustrated conceptually below. Key issues defined as “high impact” and “short-term” (less than 2 years) are weighted three times higher than a key issue defined as “low impact” and “long-term” (5+ years).

Starting in November 2020, the Governance pillar weight has been determined assuming a “high contribution/long term” and “medium contribution/long term” assessment on Corporate Governance and Corporate Behavior respectively across all sub-industries. Additionally, the weight on the Governance pillar will be floored at a minimum value of 33%.

Key Issue Assessment

In order to determine a key issue score for a key issue that is a risk, the ESG Ratings model first measures companies’ risk exposure and risk management. The risk exposure and risk management scores are then combined into a single key issue score, such that a higher level of risk exposure requires a higher level of demonstrated risk management capability in order to achieve the same overall key issue score. The criteria utilized to measure risk exposure and risk management are outlined below.

With respect to risk exposure, MSCI ESG Ratings calculates each company’s exposure to key ESG risks related to a particular key issue based on a granular breakdown of its business: its core product or business segments, the locations of its operations and other relevant measures such as outsourced production or reliance on government contracts. Risk exposure is then scored on a 0-10 scale, where 0 represents no exposure and 10 represents very high exposure.

In order to measure risk management, the analysis then takes into account the extent to which a company has developed strategies and demonstrated a strong track record of performance in managing its specific level of risks related to a particular key issue. Risk management is scored on a 0-10 scale, where 0 represents no evidence of management and 10 represents indications of very strong management. Risk management scores for each key issue may also be reduced by controversies, which are described in more detail below, occurring within the last three years.

Key issue scores are also on a 0-10 scale, where 0 is very poor and 10 is very good. The following chart shows hypothetical combinations of risk management and risk exposure scores and the resulting key issue score, with the vertical axis representing a hypothetical risk management score and the horizontal axis representing a hypothetical risk exposure score. For example, the chart shows that a hypothetical risk exposure score of 7 and a hypothetical risk management score of 0 would combine for a hypothetical key issue score of 0, whereas a hypothetical risk exposure score of 2 and a hypothetical risk management score of 5 would combine for a hypothetical key issue score of 10.

In order to determine a key issue score for a key issue that is an opportunity, MSCI ESG Ratings evaluates a company’s opportunity exposure and opportunity management. Opportunity exposure indicates the relevance of the opportunity to a given company based on its current business and geographic segments. Opportunity management indicates the company’s capacity to take advantage of the opportunity. Similar to the evaluation of risk exposure and risk management, opportunity management and opportunity exposure are scored on a scale from 0-10. However, the model for combining opportunity exposure and management differs from the model for combining risk exposure and management. In particular, where opportunity exposure is limited, the key issue score is constrained toward the middle of the 0-10 range, while high opportunity exposure allows for both higher and lower scores. The following chart shows hypothetical combinations of opportunity management and exposure scores and the resulting key issue score, with the horizontal axis representing a hypothetical opportunity exposure score and the vertical axis representing a hypothetical key issue score based on the opportunity management scores shown in the chart.

MSCI ESG Ratings also reviews controversies, which may indicate structural problems with a company’s risk management capabilities. For more details on how controversies are identified and assessed see “— MSCI ESG Controversies Scores” below. If a controversy is identified, a company’s risk management score is reduced based on the severity of the controversy. In the ESG rating model, a controversies case that is deemed to indicate structural problems that could pose future material risks for the company triggers a larger deduction from the key issue score than a controversies case that is deemed to be an important indicator of recent performance but not a clear signal of future material risk. A controversy case is defined as an instance or ongoing situation in which company operations and/or products allegedly have a negative environmental, social and/or governance impact.

Each controversy case is assessed for the severity of its impact on society or the environment and consequently rated very severe (reserved for “worst of the worst” cases), severe, moderate or minor.

Nature of Impact
Scale of Impact	Egregious	Serious	Medium	Minimal
Extremely Widespread	Very Severe	Very Severe	Severe	Moderate
Extensive	Very Severe	Severe	Moderate	Moderate
Limited	Severe	Moderate	Minor	Minor
Low	Moderate	Moderate	Minor	Minor

Each company, regardless of its GICS sub-industry, also receives a corporate governance score that is factored into its MSCI ESG Rating. The corporate governance score is an absolute assessment of a company’s governance that uses a universally applied 0-10 scale. Each company starts with a score of 10 and scoring deductions are applied based on the assessment of key metrics, including key metrics related to the board percentile rank, pay percentile rank, ownership and control percentile rank and accounting percentile rank.

Constructing the Rating

To arrive at a final MSCI ESG Rating, a weighted average key issue score (WAKIS) is calculated for each company based on the underlying key issue scores and weights. Next, the weighted averages of the key issue scores are normalized by GICS sub-industry. Prior to November 2020, these benchmark values were based on the rolling 3-year average of the 2.5th and 97.5th percentile scores of ESG Rating industry peers among constituents of the MSCI ACWI Index, which is a free-float adjusted market capitalization weighted index of large- and mid-cap companies from 23 developed equity markets and 24 emerging equity markets.

Effective November 2020, the following criteria in setting the industry top and bottom benchmark values apply:

•	The top benchmark value (“industry maximum score”) falls between the 95th and 100th percentile of modeled WAKIS within an ESG rating industry.
•	The bottom benchmark value (“industry minimum score”) falls between the 0 and 5th percentile of modeled WAKIS within an ESG rating industry.

Percentiles were calculated based on the full universe of companies with ESG Ratings (approximately 8,500 companies), which includes approximately 5,600 additional small cap and private companies that are not constituents of the MSCI ACWI Index.

Using these ranges, the weighted average key issue score is converted to a GICS sub-industry adjusted score from 0-10, where “0” is worst and “10” is best. The company’s industry adjusted score corresponds to a letter rating between best (AAA) and worst (CCC). These assessments are not absolute but are explicitly intended to be interpreted relative to a company’s GICS sub-industry peers.

Letter Rating	Leader/Laggard	Final Industry-Adjusted Company Score
AAA	Leader	8.571*-10.0
AA	Leader	7.143-8.571
A	Average	5.714-7.143
BBB	Average	4.286-5.714
BB	Average	2.857-4.286
B	Laggard	1.429-2.857
CCC	Laggard	0.0-1.429

* Appearance of overlap in the score ranges is due to rounding error. The 0 to 10 scale is divided in 7 equal parts, each corresponding to a letter rating.

Data Sources

To assess companies’ exposure to and management of ESG risks and opportunities, MSCI employs analysts who access data from the following sources: publicly available company disclosure, academic, governmental and non-governmental organizations and media sources.

Annual Consultation

In November of each year, MSCI ESG Research reviews the key issues assigned to each GICS sub-industry as well as their weights. This process also identifies emerging issues and those that have become less significant.

MSCI ESG Controversies Scores

MSCI ESG controversies scores are intended to identify companies that are involved in a “controversy case”, which is an instance or ongoing situation in which a company’s operations, products and/or services allegedly have a negative environmental, social, and/or governance impact. Cases include alleged company violations of existing laws and/or regulations; or an alleged company action or event that violates accepted international norms, including, but not limited to, norms represented by global conventions such as the UN Global Compact. MSCI ESG controversies scores fall on a 0-10 scale, with “0” being the most severe controversy and “10” meaning no controversy. An existing constituent of the MSCI KLD 400 Social Index must have an MSCI ESG controversies score greater than 0 to remain in the index and a company not currently included in the MSCI KLD 400 Social Index must have an MSCI ESG controversies score greater than 2 to be eligible for inclusion in the index.

Categorization of controversies

Each controversy case is classified by an ESG pillar (environment, social or governance) and an ESG sub-pillar (environment, customers, human rights & community, labor rights & supply chain and governance) depending on the primary stakeholder affected. Within each sub-pillar there are multiple key performance indicators (KPIs) (a total of 28) allowing for more detailed classification of the case depending on the type of allegations or controversial event.

Assessment of controversies

MSCI defines each controversy as “very severe”, “severe”, “moderate” or “minor”, depending on MSCI’s assessments of the nature and scale of the controversy’s impact on society or the environment (see the nature and scale of impact table above under “— Key Issues Assessment”).

While the initial severity assessment is determined by a controversy case’s placement on the nature and scale of impact table above, certain circumstances may warrant a final assessment that is more or less severe. For example, if the company’s responsibility for the impact is indirect or difficult to determine or the controversy took place more than 5 years ago even if negative impacts are ongoing, the final assessment may be less severe. Conversely, if the potentially impacted stakeholder is especially vulnerable, if there is evidence that the company knowingly broke the law, if the company knowingly disregarded human or environmental wellbeing or if the activity is extremely controversial despite the nature or scale of impact, the final assessment may be more severe.

Additionally, whether a controversy is “structural” (i.e., reflecting an underlying problem at the company, such as poor culture or a lack of governance or oversight) or “non-structural” (i.e. coming about because of isolated bad actors or random misfortune) may also affect the final assessment.

Each controversy case is also categorized based on whether it is “ongoing” (i.e., the case is active, with the last known development occurring within the last two years), “concluded” (i.e., the case has been resolved, closed or withdrawn) or a “historical concern” (i.e., the case concluded more than three years ago but is still high profile and forms an important part of the company’s ESG history but does not affect scoring).

Determination of Controversy Case Score

Individual controversy cases are scored based on a combination of severity, type and status, as outlined in the chart below. For cases within a given severity, those that are ongoing score lower than those that are concluded, and those that are structural score lower than those that are non-structural. The sole exception to this rule is very severe cases, all of which score 0.

A “concluded” controversy retains its final severity assessment for one year from the date of conclusion, at which point it is reduced by one severity level. The following year the case will be reduced by one severity level again or be archived, depending on the severity level. All minor controversies are archived after one year, regardless of status, unless developments warrant a downgrade to a more severe assessment. Very severe controversies that have concluded will only be reduced if certain criteria are first met. These conditions include factors such as a company’s response to the controversy and the lack of new allegations or developments related to it. Upgrades, downgrades and reaffirmation of a very severe assessment all require committee approval, as described below.

Scores are assigned at the case, KPI, sub-pillar, pillar, and overall company levels.  Scores range from 0-10, where 0 represents the most severe controversies and 10 means no controversy.  At each level, the score is driven by the lowest-scoring component below it.  A company’s overall score is based on an assessment of its performance across the three pillars (environmental, social and governance).

Quality Review

Quality review for ESG controversies is governed by the ESG Controversies Methodology Committee (“CMC”) and the ESG Ratings Review Committee (“RRC”). The CMC has direct oversight of the content of the ESG controversies. The RRC has oversight over all of MSCI ESG Research.

Monitoring and Updates

Companies within the ESG controversies coverage universe are reviewed, updated and published on an ongoing basis. On a daily basis, the MSCI ESG Research analyst team checks global, regional and national news sources as well as government and non-governmental organization reports for significant new controversies or material developments in existing controversies for all companies in the coverage universe. Additionally, individual controversy cases for which a recent update has not been found via the daily updates process are periodically reviewed.

Throughout the year, updates are made to reflect any corporate actions and changes to index constituents.

Sector representation

The MSCI KLD 400 Social Index is designed to maintain sector weights approximately similar to the MSCI USA Index (which is a free-float adjusted market capitalization weighted index of large- and mid-cap U.S. companies), by targeting relative sector weights of +/- 25% with respect to the MSCI USA Index. For additional information about how the MSCI KLD 400 Social Index targets relative sector weights, please see “Maintaining the MSCI KLD 400 Social Index — Standard segment (Large- and mid-cap companies)” below. Sectors having relative sector weights greater than the upper threshold (+25%) with respect to the MSCI USA Index are considered to be overweight and sectors having relative sector weights less than the lower threshold (-25%) with respect to the MSCI USA Index are considered to be underweight.

Size-segment representation

The MSCI KLD 400 Social Index targets a minimum count of 200 standard size-segment (large-cap and mid-cap) companies.

Calculation Methodology for the MSCI KLD 400 Social Index

The MSCI KLD 400 Social Index is a free-float adjusted, market capitalization weighted index of 400 securities selected from the MSCI USA IMI Index and is calculated in the same manner as the MSCI USA IMI Index. For more information about how the MSCI USA IMI Index is calculated, see “Calculation Methodology for the MSCI USA IMI Index” below.

Maintaining the MSCI KLD 400 Social Index

Quarterly index reviews

The composition of the MSCI KLD 400 Social Index is reviewed on a quarterly basis to coincide with the regular index reviews of the MSCI Global Investable Market Indexes (semi-annual index reviews in May and November and quarterly index reviews in February and August). Changes are implemented at the end of February, May, August and November. At every quarterly index review, deletions and additions are made to the MSCI KLD 400 Social Index as described below.

Generally, MSCI uses MSCI ESG Business Involvement Screening Research, MSCI ESG Ratings and MSCI ESG Controversies Scores as of the end of the month preceding the index reviews for the rebalancing of the MSCI KLD 400 Social Index. For some securities, such data may not be available by the end of the month preceding the index review. For such securities, MSCI will use data published after the end of month, when available, for the rebalancing of the MSCI KLD 400 Social Index.

At quarterly index reviews, companies are deleted from the MSCI KLD 400 Social Index for one or more of the following reasons:

•	If a company is deleted from the MSCI USA IMI Index as a result of the index review, it is simultaneously removed from the MSCI KLD 400 Social Index.
•	Any company that fails the eligibility criteria for the MSCI KLD 400 Social Index is deleted from the MSCI KLD 400 Social Index.

Eligibility for addition

At every quarterly index review, after reflecting all the deletions, additions are made to the MSCI KLD 400 Social Index in order to restore the number of index constituents to 400 companies. All eligible securities of each issuer are included in the MSCI KLD 400 Social Index, so the MSCI KLD 400 Social Index may have more than 400 securities.

All companies included in the MSCI USA IMI Index that pass the eligibility criteria for the MSCI KLD 400 Social Index are eligible for inclusion in the MSCI KLD 400 Social Index.

Additions are made to the MSCI KLD 400 Social Index from the list of eligible additions based on considerations of ESG performance, sector alignment and size representation. Additions will be made to the standard size segment (large- and mid-cap companies) pursuant to the below criteria until the number of companies in the MSCI KLD 400 Social Index is restored to 400. If the count of 400 cannot be reached, additions will be made from the small-cap segment (small-cap companies).

Standard segment (Large- and mid-cap companies)

•	All companies having an MSCI ESG Rating of AAA are added.
•	Companies are added (in order of their industry-adjusted ESG scores) to sectors where the relative sector weights are below the lower threshold (-25%).

•	Once the relative weights of all sectors are above the lower threshold or no further companies are available for addition in these sectors, companies are added sequentially based on their ESG scores.
•	Companies are not added to sectors where the relative sector weight reaches the upper threshold of +25%.
•	A minimum of 200 standard segment companies are maintained to ensure appropriate size representation.
•

While adding companies to the same sector, preference is given to companies having the higher ESG score. In case there are multiple companies with the same ESG score, the security with the highest free float-adjusted market capitalization will be added first.

Small-cap segment

•	Companies are added purely based on their ESG scores. In case of a tie, companies are added to the most underweight sector first.

Ongoing event-related maintenance

The following section briefly describes the treatment of common corporate events within the MSCI KLD 400 Social Index.

No new securities will be added (except where noted below) to the MSCI KLD 400 Social Index between index reviews. For cases where additions are noted below, securities will be added to the MSCI KLD 400 Social Index only if added to the MSCI USA IMI Index.

MSCI USA IMI Index deletions will be reflected simultaneously.

There are no deletions from the MSCI KLD 400 Social Index between index reviews on account of a security becoming ineligible because of MSCI ESG Rating downgrade and/or decrease in MSCI ESG Controversies Score and/or change in business involvement.

Event Type	Event Details
New addition to the MSCI USA IMI Index

New securities added to the MSCI USA IMI Index (such as IPOs, other early inclusions and migrations from a different size-segment) will not be added to the MSCI KLD 400 Social Index at the time of event implementation. Such securities will be considered for addition in the MSCI KLD 400 Social Index at the subsequent index review.

Spin-Offs

All securities created as a result of the spin-off of an existing index constituent will not be added to the MSCI KLD 400 Social Index at the time of event implementation. Reevaluation for addition in the MSCI KLD 400 Social Index will occur at the subsequent index review.

Merger/Acquisition

If an existing index constituent is acquired by a non-index constituent, the existing constituent will be deleted from the index and the acquiring non-constituent will not be added to the MSCI KLD 400 Social Index.

Changes in security characteristics

A security will continue to be an index constituent if there are changes in characteristics (country, sector, size segment, etc.). Reevaluation for continued inclusion in the MSCI KLD 400 Social Index will occur at the subsequent index review.

MSCI USA IMI Index

The MSCI USA IMI Index:

•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	was launched on June 5, 2007; and
•

is sponsored, calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

The MSCI USA IMI Index is a free-float adjusted market capitalization weighted index of large-, mid- and small-cap U.S. companies.

Construction of the MSCI USA IMI Index

MSCI undertakes an index construction process, which involves: (i) defining the equity universe; (ii) determining the market investable equity universe for each market; (iii) determining market capitalization size segments for each market and (iv) classifying securities under the Global Industry Classification Standard. The MSCI USA IMI Index is an investable market index, meaning that only securities that would qualify for inclusion in a large-cap index, a mid-cap index or a small-cap index will be included as described below.

Defining the Equity Universe

(i)

Identifying Eligible Equity Securities: The equity universe for the MSCI USA IMI Index initially looks at securities classified as belonging to the United States, which is classified as “developed markets”. All listed equity securities, including real estate investment trusts are eligible for inclusion in the equity universe. Limited partnerships, limited liability companies and business trusts, which are listed in the U.S. and are not structured to be taxed as limited partnerships, are likewise eligible for inclusion in the equity universe. Conversely, mutual funds, exchange traded funds, equity derivatives and most investment trusts are not eligible for inclusion in the equity universe.  Preferred shares that exhibit characteristics of equity securities are eligible.

(ii)

Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A market investable equity universe for a market is derived by (i) identifying eligible listings for each security in the equity universe; and (ii) applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is generally equivalent to a single country. The global investable equity universe is the aggregation of all market investable equity universes.

(i)

Identifying Eligible Listings: A security may have a listing in the country where it is classified (a “local listing”) and/or in a different country (a “foreign listing”). A security may be represented by either a local listing or a foreign listing (including a depositary receipt) in the global investable equity universe.  A security may be represented by a foreign listing only if the security is classified in a country that meets the foreign listing materiality requirement (as described below), and the security’s foreign listing is traded on an eligible stock exchange of a developed market country if the security is classified in a developed market country or, if the security is classified in an emerging market country, an eligible stock exchange of a developed market country or an emerging market country.

In order for a country to meet the foreign listing materiality requirement, MSCI determines: all securities represented by a foreign listing that would be included in the country’s MSCI Country Investable Market Index if foreign listings were eligible from that country. The aggregate free-float adjusted market capitalization for all such securities should represent at least (i) 5% of the free float-adjusted market capitalization of the relevant MSCI Country Investable Market Index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index. If a country does not meet the foreign listing materiality requirement, then securities in that country may not be represented by a foreign listing in the global investable equity universe.

(ii)	Applying Investability Screens: The investability screens used to determine the investable equity universe in each market are:
(a)

Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization. The equity universe minimum size requirement applies to companies in all markets and is derived as follows:

•

First, the companies in the developed market equity universe are sorted in descending order of full market capitalization and the cumulative coverage of the free float-adjusted market capitalization of the developed market equity universe is calculated for each company. Each company’s free float-adjusted market capitalization is represented by the aggregation of the free float-adjusted market capitalization of the securities of that company in the equity universe.

•

Second, when the cumulative free float-adjusted market capitalization coverage of 99% of the sorted equity universe is achieved, by adding each company’s free float-adjusted market capitalization in descending order, the full market capitalization of the company that reaches the 99% threshold defines the equity universe minimum size requirement.

•

The rank of this company by descending order of full market capitalization within the developed market equity universe is noted, and will be used in determining the equity universe minimum size requirement at the next rebalance.

As of November 2021, the equity universe minimum size requirement was set at US$402,000,000. Companies with a full market capitalization below this level are not included in any market investable equity universe. The equity universe minimum size requirement is reviewed and, if necessary, revised at each semi-annual index review, as described below.

(b)

Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

(c)

Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have at least one eligible listing that has adequate liquidity as measured by its 12-month and 3-month annualized traded value ratio (“ATVR”) and 3-month frequency of trading. The ATVR attempts to mitigate the impact of extreme daily trading volumes and takes into account the free float-adjusted market capitalization of securities. A minimum liquidity level of 20% of the 3-month ATVR and 90% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 20% of the 12-month ATVR, are required for inclusion of a security in a market investable equity universe of a developed market. A minimum liquidity level of 15% of the 3-month ATVR and 80% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 15% of the 12-month ATVR, are required for inclusion of a security in a market investable equity universe of an emerging market.

Only one listing per security may be included in the market investable equity universe. In instances where a security has two or more eligible listings that meet the above liquidity requirements, then the following priority rules are used to determine which listing will be used for potential inclusion of the security in the market investable equity universe:

(1)	Local listing (if the security has two or more local listings, then the listing with the highest 3-month ATVR will be used).
(2)

Foreign listing in the same geographical region (MSCI classifies markets into three main geographical regions: EMEA, Asia Pacific and Americas.  If the security has two or more foreign listings in the same geographical region, then the listing with the highest 3-month ATVR will be used).

(3)	Foreign listing in a different geographical region (if the security has two or more foreign listings in a different geographical region, then the listing with the highest 3-month ATVR will be used).

Due to liquidity concerns relating to securities trading at very high stock prices, a security that is currently not a constituent of a MSCI Global Investable Markets Index that is trading at a stock price above US$10,000 will fail the liquidity screening and will not be included in any market investable equity universe.

(d)  Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To determine the free float of a security, MSCI considers the proportion of shares of such security available for purchase in the public equity markets by international investors. In practice, limitations on the investment opportunities for international investors include: strategic stakes in a company held by private or public shareholders whose investment objective indicates that the shares held are not likely to be available in the market; limits on the proportion of a security’s share capital authorized for purchase by non-domestic investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI will then derive a “foreign inclusion factor” for the company that reflects the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. MSCI will then “float-adjust” the weight of each constituent company in an index by the company’s foreign inclusion factor.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

(e)  Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large initial public offerings are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and an investable market index, such as the MSCI USA IMI Index, outside of a quarterly or semi-annual index review.

(f)   Minimum Foreign Room Requirement: This investability screen is applied at the individual security level. For a security that is subject to a foreign ownership limit to be eligible for inclusion in a market investable equity universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Determining Market Capitalization Size Segments for Each Market

Once a market investable equity universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large Cap + Mid Cap + Small Cap)
•	Standard Index (Large Cap + Mid Cap)
•	Large Cap Index
•	Mid Cap Index
•	Small Cap Index

Creating the size segment indices in each market involves the following steps: (i) defining the market coverage target range for each size segment; (ii) determining the global minimum size range for each size segment; (iii) determining the market size segment cutoffs and associated segment number of companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements. For developed market indices, the market coverage for an investable market index is 99%. As of October 2021, the global minimum size range for a developed market investable market index is a full market capitalization of USD 454.5 million to USD 1.05 billion.

Classifying Securities under the Global Industry Classification Standard

All securities in the MSCI USA IMI Index are assigned to the industry that best describes their business activities.

Calculation of the MSCI USA IMI Index

The performance of the MSCI USA IMI Index is a free float weighted average of the U.S. dollar values of its component securities.

Prices used to calculate the component securities are the official exchange closing prices or prices accepted as such in the relevant market. In the case of a market closure, or if a security does not trade on a specific day or during a specific period, MSCI carries the latest available closing price. In the event of a market outage resulting in any component security price to be unavailable, MSCI will generally use the last reported price for such component security for the purpose of performance calculation. If MSCI determines that another price is more appropriate based on the circumstances, an announcement would be sent to clients with the related information. Closing prices are converted into U.S. dollars, as applicable, using the closing spot exchange rates calculated by WM/Reuters at 4:00 P.M. London Time.

Total Return Methodology

A total return index represents the total return earned in a portfolio that tracks the price return index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation of an index is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income.

MSCI’s total return methodology reinvests cash dividends in the index the day the security is quoted ex-dividend, or on the ex-date (converted to U.S. dollars, as applicable). Certain dividends, including special/extraordinary dividends and commemorative dividends, are reinvested in the index if, a day prior to the ex-date, the dividend impact on price is less than 5%. If the impact is 5% or more, the dividend will be reflected in the index through a price adjustment. A specific price adjustment is always applied for stock dividends that are issued at no cost to the shareholders, an extraordinary capital repayment or a dividend paid in the shares of another company. Cash payments related to corporate events, such as mergers and acquisitions, are considered on a case-by-case basis.

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Maintenance of the MSCI USA IMI Index

In order to maintain the representativeness of the MSCI USA IMI Index, structural changes may be made by adding or deleting component securities. Currently, such changes in the MSCI USA IMI Index may generally only be made on four dates throughout the year: after the close of the last business day of each February, May, August and November.

The MSCI USA IMI Index is maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining the MSCI USA IMI Index, emphasis is also placed on its continuity, continuous investability of constituents and replicability of the index and on index stability and minimizing turnover.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event related changes, such as mergers and acquisitions. The second category consists of quarterly index reviews, aimed at promptly reflecting other significant market events. The third category consists of semi-annual index reviews that systematically re-assess the various dimensions of the equity universe.

Ongoing event-related changes to the MSCI USA IMI Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, stock bonus issues, public placements and other similar corporate actions that take place on a continuing basis. MSCI will remove from the index as soon as practicable securities of companies that file for bankruptcy or other protection from their creditors, that are suspended and for which a return to normal business activity and trading is unlikely in the near future, or that fail stock exchange listing requirements with a delisting announcement. Securities may also be considered for early deletion in other significant cases, such as decreases in free float and foreign ownership limits, or when a constituent company acquires or merges with a non-constituent company or spins-off another company. In practice, when a constituent company is involved in a corporate event which results in a significant decrease in the company’s free float-adjusted market capitalization or the company decreases its foreign inclusion factor to below 0.15, the securities of that constituent company are considered for early deletion from the indices simultaneously with the event. Share conversions may also give rise to an early deletion. Changes in number of shares and foreign inclusion factors resulting from primary equity offerings representing at least 5% of the security’s pre-event number of shares are implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available. MSCI implements pending number of shares and/or free float updates simultaneously with the event, unless the change in number of shares is less than 1% on a post-event number of shares basis, in which case it will be implemented at a subsequent index review. Changes in the number of shares smaller than 5% are implemented at a subsequent index review. Secondary offerings/block sales with sizes representing at least 5% of the security’s pre-event number of shares are implemented at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

MSCI’s quarterly index review process is designed to ensure that the MSCI USA IMI Index continues to be an accurate reflection of evolving equity markets. This goal is achieved by timely reflecting significant market driven changes that were not captured in each index at the time of their actual occurrence and that should not wait until the semi-annual index review due to their importance. These quarterly index reviews may result in additions and deletions of component securities from the MSCI USA IMI Index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to component securities may result from: the addition of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float has fallen to less than 15% and that do not meet specified criteria; the deletion of securities that have become very small or illiquid; and the addition or deletion of securities as a result of other market events. Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for component securities may result from: corporate events that should have been implemented at the time of such event but could not be reflected immediately due to lack of publicly available details at the time of the event; exercise of IPO over-allotment options which result in an increase in free float; increases in foreign ownership limits; decreases in foreign ownership limits which did not require foreign investors to immediately sell shares in the market; re-estimates of free float figures resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and conversion of a non-index constituent share class or an unlisted line of shares which has an impact on index constituents. However, no changes in foreign inclusion factors are implemented for any of the above events if the change in free float estimate is less than 1%, except in cases of correction. As discussed above, small changes in the number of shares resulting from, for example, exercise of options or warrants and employee stock option plans, conversion of convertible bonds or other instruments (including periodic conversion of preferred stocks), conversion of a non-index constituent share class or an unlisted line of shares which has an impact on index constituents, periodical conversion of a share class into another share class, exercise of over-allotment options, periodic share buybacks, the cancellation of shares, acquisition for shares of non-listed companies or assets, or other events that could not be implemented on or near the effective dates where no price adjustment factor is necessary, are generally updated at the quarterly index review rather than at the time of the event. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August. MSCI has noted that consistency is a factor in maintaining the MSCI USA IMI Index.

MSCI’s semi-annual index review is designed to systematically reassess the component securities of the MSCI USA IMI Index. During each semi-annual index review, the universe of component securities is updated and the global minimum size range for the MSCI USA IMI Index is recalculated, which is based on the full market capitalization and the cumulative free float-adjusted market capitalization coverage of each security that is eligible to be included in the MSCI USA IMI Index. The following index maintenance activities, among others, are undertaken during each semi-annual index review: the list of countries in which securities may be represented by foreign listings is reviewed; the component securities are updated by identifying new equity securities that were not part of the MSCI USA IMI Index at the time of the previous quarterly index review; the minimum size requirement for the MSCI USA IMI Index is updated and new companies are evaluated relative to the new minimum size requirement; existing component securities that do not meet the minimum liquidity requirements of the MSCI USA IMI Index may be removed (or, with respect to any such security that has other listings, a determination is made as to whether any such listing can be used to represent the security in the market investable universe); and changes in “foreign inclusion factors” are implemented (provided the change in free float is greater than 1%, except in cases of correction). During a semi-annual index review, component securities may be added or deleted from the MSCI USA IMI Index for a range of reasons, including the reasons discussed with respect to component securities changes during quarterly index reviews as discussed above. Foreign listings may become eligible to represent securities only from the countries that met the foreign listing materiality requirement during the previous semi-annual index review (this requirement is applied only to countries that do not yet include foreign listed securities). Once a country meets the foreign listing materiality requirement at a given semi-annual index review, foreign listings will remain eligible for such country even if the foreign listing materiality requirements are not met in the future.

The results of the semi-annual index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day of May and November. Index maintenance also includes monitoring and completing adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs as well as deleting constituents that enter ineligible alert boards.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. ("BITC"). The securities are not sponsored, endorsed, sold, or promoted by BITC. BITC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The MSCI Indexes are the exclusive property of MSCI. The notes referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underlier has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from January 1, 2017 through March 21, 2022. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity ETFs. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the iShares® MSCI KLD 400 Social ETF

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a life insurance company;
●	a regulated investment company;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	a tax exempt organization;
●	a partnership;
●	a person that owns a note as a hedge or that is hedged against interest rate risks;
●	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes – in the absence of a change in law, an administrative determination or a judicial ruling to the contrary – to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could possibly apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you  realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Holders” in the accompanying prospectus. Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

This section applies to you only if you are a non-United States holder. You are a non-United States holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — Non-United States Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective non-United States holders of the notes should consult their tax advisor in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the underlier during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2023, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

See “Supplemental Plan of Distribution” on page S-49 of the accompanying general terms supplement no. 2,913 and “Plan of Distribution — Conflicts of Interest” on page 129 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on March 24, 2022. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 23, 2021, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on February 23, 2021.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 2,913, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$250,000

GS Finance Corp.

Buffered iShares® MSCI KLD 400 Social ETF-Linked Notes due 2023

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC